Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

July 27, 2004

File No. 82 - 3300



04035878

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	July 27, 2004	Unaudited Financial Results for the quarter ended 30th June, 2004
2	Circular issued by the Securities and Exchange Board of India	July 27, 2004	Secretarial Audit Report for the quarter ended 30th June, 2004.

Thanking you,



Yours faithfully,
For **Reliance Industries Limited,**



Surendra Pipara
Jt. Company Secretary



Enc: a/a

The Secretary
The Stock Exchange, Mumbai



Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED June 30, 2004

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2004	**2003**	**2004 (Audited)**
1.	Gross Turnover (Turnover and Inter Divisional Transfers)	20,763	17,166	74,418
	Less: Inter Divisional Transfers	5,017	3,657	18,171
	Turnover	15,746	13,509	56,247
	Less: Excise Duty Recovered on Sales	1,466	1,008	4,445
	Net Turnover	**14,280**	**12,501**	**51,802**
2.	Other Income	347	187	1,138
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	(794)	358	605
	(b) Consumption of raw materials	10,504	8,461	34,722
	(c) Staff cost	178	161	666
	(d) Other expenditure	1,587	1,233	5,825
4.	Interest	468	349	1,435
5.	Depreciation	916	700	3,247
6.	**Profit before extra-ordinary items**	**1,768**	**1,426**	**6,440**
7.	Extra-ordinary Income/ (Expenditure)	-	(76)	(139)
8.	**Profit before tax**	**1,768**	**1,350**	**6,301**
9.	Provision for Current Tax	131	76	351
10.	Provision for Deferred Tax	200	170	790
11.	**Net Profit**	**1,437**	**1,104**	**5,160**
12.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,396	1,396	1,396
13.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year	-	-	30,323
14.	**Earnings per share (of Rs. 10)**			
	Basic	10.3	7.9	36.79
	Diluted	10.3	7.9	36.79

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued its Plant and Machinery located at Patalganga and Naroda during the financial year 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 15 crores (US$ 3 million) for the quarter ended 30th June 2004 and an equivalent amount has been withdrawn from General Reserve. **This has no impact on profit for the quarter.**

3. There were no investors' complaints pending as on April 1, 2004. All the 2,768 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th June 2004.

4. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended June 30, 2004.

5. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 27th July 2004 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2004

Rs. Crores

Sr. No		Quarter Ended 30th June				Year Ended 31st March	
		2004		2003		2004 (Audited)	
1.	**Segment Revenue**						
	- Petrochemicals	8,142		6,939		30,474	
	- Refining	12,100		9,373		41,606	
	- Others	521		854		2,562	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**20,763**		**17,166**		**74,642**	
	Less: Inter Segment / Intra Segment Transfers	**5,017**		**3,657**		**18,171**	
	Turnover	**15,746**		**13,509**		**56,471**	
	Less: Excise Duty Recovered on Sales	1,466		1,008		4,445	
	Net Turnover		**14,280**		**12,501**		**52,026**
2.	**Segment Results**						
	- Petrochemicals	**886**		**589**		**3,368**	
	- Refining	**1,114**		**800**		**3,500**	
	- Others	**269**		**166**		**589**	
	***Total Segment Profit before* Interest and Tax**		**2,269**		**1,555**		**7,457**
	(i) Interest Expense		(468)		(349)		(1,439)
	(ii) Interest Income		65		144		684
	(iii) Other Unallocable Income Net of Expenditure		(98)		76		(253)
	Profit Before Tax and Extra-ordinary Items		**1,768**		**1,426**		**6,449**
	Extra-ordinary Income/(Expenditure)		**-**		**(76)**		**(139)**
	Profit Before Tax		**1,768**		**1,350**		**6,310**
	(i) Provision for Current Tax		(131)		(76)		(351)
	(ii) Provision for Deferred Tax		(200)		(170)		(790)
	Profit after Tax		**1,437**		**1,104**		**5,169**
3.	**Capital Employed**						
	- Petrochemicals		11,049		12,585		11,246
	- Refining		23,396		24,175		23,992
	- Others		12,327		3,418		15,510
	- Unallocated Corporate		15,128		13,633		8,761
	Total Capital Employed		**61,900**		**53,811**		**59,509**

Notes to Segment Information for the quarter ended June 30, 2004:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

    a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

    b) The **refining** segment includes production and marketing operations of the petroleum refinery.

    c) The businesses, conducted mainly through associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

        - Oil and Gas
        - Textile
        - Communication
        - Power
        - Finance and Risk management

2. The segment results for the year ended 31st March 2004 are on a consolidated basis.

For Reliance Industries Limited



Anil D Ambani
Vice-Chairman & Managing Director

July 27, 2004

dayal and lohia

chartered accountants

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2004**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	Fosbery Road, Off. Reay Road Station (East), Mumbai-400033
7	Telephone & Fax Nos.	Tel No: 022 - 30411820 Fax No : 022 - 30411069
8	Email address	investor_relations@ril.com


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)5637 2969-70 fax: 91-22-5637 2949 e-mail: contact@dayalandlohia.com

9 Names of the Stock Exchanges where the company's securities are listed

1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Limited, Mumbai 3. The Calcutta Stock Exchange Association Limited, Kolkata

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 63 77 536	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	139 63 77 536	100.000
12	Held in dematerialised form in CDSL	9 61 40 028	06.885
13	Held in dematerialised form in NSDL	120 21 03 962	86.087
14	Physical	9 81 33 546	07.028
15	Total No. of Shares (12+13+14)	139 63 77 536	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	114	9 716	Delay in receipt of Physical DRF & Share Certificates from DP
	307	27 449	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**421**	**37 165**	
Pending for more than 21 days	10	689	Non - receipt of Physical DRF & Share Certificates from DP
Total	**10**	**689**	


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.		Shri. Surendra Pipara Tel No : 022 - 30411820 Fax No : 022 - 30411069
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor		Dayal & Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai 400 001 Tel No: 022 - 56372969 - 2970 Fax No: 022 - 56372949 Name & Regn. No. of the partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work	if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad - 500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.:31626

Place: Mumbai
Date : 15th July, 2004